UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 NCT Group, Inc.
                                -----------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    62888Q109
                                    ----------
                                  (CUSIP Number)

                                 Carole Salkind
                                  P.O. Box 1292
                            Clifton, New Jersey 07012
                                 (973) 214-5248

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 2004
                                  --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rules 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULED 13D


CUSIP No.  62888Q109
           ---------


1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carole Salkind

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a)   /X/
                                                                     (b)   / /
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     PF (Except as noted in Item 3)
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    / /
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
--------------------------------------------------------------------------------
NUMBER OF                    7.   SOLE VOTING POWER
  SHARES                                 2,092,561,883 (a) (b)
BENEFICIALLY                 8.   SHARED VOTING POWER
 OWNED BY                                356,550,000 (c)
   EACH                      9.   SOLE DISPOSITIVE POWER
REPORTING                                2,092,561,883 (a) (b)
PERSON WITH                 10.   SHARED DISPOSITIVE POWER
                                         356,550,000 (c)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,463,016,883 (a) (b) (c) (d)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)                                                          / /
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions) IN
--------------------------------------------------------------------------------

                                 SCHEDULED 13D


CUSIP No.  62888Q109
           ---------


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acme
     Associates, Inc.                    020546910

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)       /X/                                                   (b)   / /
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO (Except as noted in Item 3)
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    / /
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey
--------------------------------------------------------------------------------
NUMBER OF                       7.       SOLE VOTING POWER
  SHARES                                           -0-
BENEFICIALLY                    8.       SHARED VOTING POWER
 OWNED BY                                       240,500,000 (e)
  EACH                          9.       SOLE DISPOSITIVE POWER
REPORTING                                          -0-
PERSON WITH                    10.       SHARED DISPOSITIVE POWER
                                                240,500,000 (e)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     240,500,000 (e)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions) / /
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     CO
--------------------------------------------------------------------------------

                                 SCHEDULED 13D


CUSIP No.  62888Q109
           ---------


Footnotes
---------

(a) Assumes the conversion in full of NCT Group, Inc. ("NCT" or the "Issuer") secured convertible notes in the aggregate principal amount of $42,357,029 held by Carole Salkind as of June 30, 2004 along with accrued interest (an aggregate amount of $682,937 calculated at the stated rate of 8% until maturity and at the default rate of 13% for notes in default, if applicable) and default penalty (10% of the principal in default), if applicable. The notes are convertible into NCT common stock at any time from issuance until date of note discharge at the fixed conversion prices outlined in the table below. At Carole Salkind's election, the notes may be exchanged for shares of common stock of any of NCT's subsidiaries (except Pro Tech Communications, Inc.) that makes a public offering of its common stock (at the public offering price thereof). The above calculations are based upon an assumption that a conversion notice was delivered on June 30, 2004. Interest was calculated on all of the notes at the rate of 8.0% per annum from issuance through June 30, 2004 or the respective maturity dates, if earlier. To date, one note has been converted or exchanged (on May 18, 2001, Carole Salkind converted a $500,000 note into 4,303,425 shares of NCT common stock). To date, Issuer has not repaid any secured convertible note due Carole Salkind (except for a $250,000 note dated January 25, 2001) but has rolled the matured note (or demand note for which payment had been demanded) into a new convertible note along with accrued interest and default penalty. Summarized below are the convertible notes held by Carole Salkind as of June 30, 2004:

                                                                  Conversion
    Issue Date         Due Date             Principal                Price
    ----------         --------             ---------                -----
     12/15/03          06/15/04         $     400,000              $0.0370
     12/31/03          06/30/04             7,479,385               0.0400
     12/31/03          06/30/04               785,000               0.0400
     02/13/04         On Demand               425,000               0.0500
     03/05/04         On Demand               410,000               0.0490
     03/15/04         On Demand             6,171,276               0.0470
     03/15/04         On Demand             3,606,527               0.0470
     03/15/04         On Demand               410,000               0.0470
     03/15/04         On Demand               180,000               0.0470
     04/01/04         On Demand               410,000               0.0530
     04/14/04         On Demand               400,000               0.0501
     05/07/04         On Demand               400,000               0.0410
     05/21/04         On Demand               400,000               0.0340
     06/04/04         On Demand               400,000               0.0310
     06/15/04          12/15/04             2,793,668               0.0270
     06/15/04          12/15/04             1,626,883               0.0270
     06/15/04          12/15/04             6,913,601               0.0270
     06/16/04         On Demand               425,000               0.0270
     06/16/04          12/16/04               400,000               0.0270
     06/16/04          12/16/04               459,660               0.0270
     06/28/04          12/28/04             4,383,902               0.0310
     06/30/04          12/30/04             3,477,127               0.0310
                                      -----------------
                                        $  42,357,029
                                      =================

(b) Assumes the exercise in full of currently vested warrants granted to Carole Salkind to acquire shares of NCT common stock. NCT amended the exercise prices on each of the warrants granted prior to December 20, 2001 to $0.071. The warrants to purchase shares of NCT common

                                 SCHEDULED 13D

CUSIP No.  62888Q109
           ---------


stock granted to Carole Salkind as of June 30, 2004, as amended to reduce the exercise prices, are as follows:


                                                                  Shares
       Grant Date        Expiration Date      Exercise Date       Granted
       ----------        ---------------      -------------       -------
        02/13/01            02/13/06            $ 0.0710          7,042,254
        05/14/01            05/14/06              0.0710            500,000
        08/22/01            08/22/06              0.0710            625,000
        09/28/01            09/28/06              0.0710          1,000,000
        12/20/01            12/20/06              0.0710          1,250,000
        01/11/02            01/11/07              0.0790          2,789,082
        01/25/02            01/25/07              0.0900            812,500
        01/25/02            01/25/07              0.0900            312,500
        02/27/02            02/27/07              0.0790          1,034,266
        03/01/02            03/01/07              0.0790            437,500
        05/02/02            05/02/07              0.0940          3,188,708
        05/02/02            05/02/07              0.0940          3,562,500
        05/29/02            05/29/07              0.0950          1,500,000
        06/02/02            06/02/07              0.0970          1,500,000
        07/03/02            07/03/07              0.0780          1,500,000
        07/12/02            07/12/07              0.0750         20,000,000
        07/15/02            07/15/07              0.0750          1,500,000
        07/23/02            07/23/07              0.0590          2,250,000
        08/14/02            08/14/07              0.0820          1,500,000
        08/29/02            08/29/07              0.0760          2,100,000
        09/09/02            09/09/07              0.0770          1,500,000
        09/30/02            09/30/07              0.0700         10,000,000
        09/30/02            09/30/07              0.0700         16,157,565
        11/07/02            11/07/07              0.0720          1,750,000
        11/20/02            11/20/07              0.0540          1,750,000
        11/21/02            11/21/07              0.0535          6,271,926
        12/02/02            12/02/07              0.0480          1,500,000
        12/16/02            12/16/07              0.0420          1,750,000
        12/26/02            12/26/07              0.0420         10,206,373
        12/30/02            12/30/07              0.0412          1,500,000
        01/15/03            01/15/08              0.0410          2,000,000
        01/23/03            01/23/08              0.0400         11,775,579
        01/30/03            01/30/08              0.0410          1,500,000
        02/11/03            02/11/08              0.0400          5,500,000
        03/04/03            03/04/08              0.0350          2,000,000
        03/13/03            03/13/08              0.0310          4,250,000
        03/13/03            03/13/08              0.0310          3,750,000
        04/02/03            04/02/08              0.0290          2,000,000
        04/11/03            04/11/08              0.0310          2,000,000
        04/21/03            04/21/08              0.0370          2,000,000
        05/15/03            05/15/08              0.0460          2,000,000
        05/22/03            05/22/08              0.0420          7,500,000
        05/28/03            05/28/08              0.0440          1,900,000
        06/12/03            06/12/08              0.0440         10,500,000
        06/12/03            06/12/08              0.0440          2,000,000
        06/28/03            06/28/08              0.0380          2,000,000
        07/14/03            07/14/08              0.0312          2,000,000
        07/14/03            07/14/08              0.0312          2,000,000
        07/28/03            07/28/08              0.0420          2,000,000

                                 SCHEDULED 13D


CUSIP No.  62888Q109
           ---------


        07/28/03            07/28/08              0.0420          2,000,000
        08/07/03            08/07/08              0.0539          2,750,000
        08/18/03            08/18/08              0.0450          2,000,000
        08/28/03            08/28/08              0.0550          2,000,000
        08/28/03            08/28/08              0.0550          2,000,000
        09/11/03            09/11/08              0.0500          2,500,000
        09/12/03            09/12/08              0.0500          2,000,000
        10/02/03            10/02/08              0.0430          4,000,000
        10/14/03            10/14/08              0.0440         19,250,000
        10/14/03            10/14/08              0.0440          2,000,000
        11/03/03            11/03/08              0.0440          2,000,000
        11/21/03            11/21/08              0.0410          2,250,000
        11/21/03            11/21/08              0.0410          2,500,000
        11/22/03            11/22/08              0.0410          2,500,000
        12/15/03            12/15/08              0.0370         16,500,000
        12/15/03            12/15/08              0.0370          2,500,000
        12/31/03            12/31/08              0.0400         32,250,000
        12/31/03            12/31/08              0.0400          5,500,000
        02/13/04            02/13/09              0.0500          6,750,000
        03/05/04            03/05/09              0.0490          6,750,000
        03/15/04            03/15/09              0.0470         96,500,000
        03/15/04            03/15/09              0.0470         56,500,000
        03/15/04            03/15/09              0.0470          6,750,000
        03/15/04            03/15/09              0.0470          5,000,000
        04/01/04            04/01/09              0.0530          6,750,000
        04/14/04            04/14/09              0.0501          6,750,000
        05/07/04            05/07/09              0.0410          6,750,000
        05/21/04            05/21/09              0.0340          6,750,000
        06/04/04            06/04/09              0.0310          6,750,000
        06/15/04            06/15/09              0.0270         46,000,000
        06/15/04            06/15/09              0.0270         27,000,000
        06/15/04            06/15/09              0.0270        114,000,000
        06/16/04            06/21/09              0.0270          7,500,000
        06/16/04            06/16/09              0.0270          6,750,000
        06/16/04            06/16/09              0.0270          7,750,000
        06/28/04            06/28/09              0.0310         72,250,000
        06/30/04            06/30/09              0.0310         57,250,000
                                                              -----------------
                                                                832,465,753
                                                              =================

(c) Assumes the exercise in full of currently-vested options granted to entities that are affiliated with Carole Salkind including Acme Associates, Inc.; Leben Care, Inc.; Stop Noise, Inc. (formerly known as Stopnoise.com, Inc.); Motorworld, Incorporated; Inframe, Inc.; Avant Interactive, Inc.; Turbo Networks, Inc.; and Maple Industries, Inc. The options were granted in consideration of consulting services performed by each of these entities for NCT. Carole Salkind is the sole shareholder of Acme, Motorworld, Inframe, Avant, Turbo Networks and Maple. Carole Salkind shares voting and dispositive power over all of the Acme, Motorworld, Inframe, Avant, Turbo Networks and Maple option shares. Carole Salkind's son is the sole shareholder of Leben Care and Stop Noise. As a result, all of the Acme, Motorworld, Inframe, Avant, Turbo Networks, Maple, Leben Care and Stop Noise option shares have been deemed beneficially owned by Carole Salkind. Carole Salkind disclaims beneficial ownership of the Leben Care and Stop Noise option shares. The options to purchase shares of NCT common stock granted to affiliates of Carole Salkind as of June 30, 2004 are as follows:

                                 SCHEDULED 13D


CUSIP No.  62888Q109
           ---------



                                Grant        Expiration       Exercise             Shares
      Optionee                   Date           Date           Price               Granted
  ------------------------    ----------    ------------    ------------        --------------
  Leben Care, Inc.             01/08/02       01/24/07       $  0.0790             1,500,000
  Leben Care, Inc.             01/25/02       05/22/06          0.1300               600,000
  Leben Care, Inc.             01/25/02       05/22/06          0.1300               300,000
  Leben Care, Inc.             01/25/02       05/22/06          0.1300               450,000
  Leben Care, Inc.             01/25/02       05/22/06          0.1300               500,000
  Leben Care, Inc.             01/25/02       01/24/07          0.0900             5,000,000
                                                                                --------------
      Subtotal                                                                     8,350,000
                                                                                --------------

  Stop Noise, Inc.             02/27/02       06/30/06          0.1200               625,000
  Stop Noise, Inc.             02/27/02       10/08/06          0.0925             1,500,000
  Stop Noise, Inc.             02/27/02       02/26/07          0.0790             1,250,000
                                                                                --------------
      Subtotal                                                                     3,375,000
                                                                                --------------

  Acme Associates, Inc.        09/30/02       09/30/07          0.0700            50,000,000
  Acme Associates, Inc.        07/14/03       07/14/08          0.0312            25,000,000
  Acme Associates, Inc.        09/11/03       09/11/08          0.0520             7,500,000
  Acme Associates, Inc.        10/03/03       10/03/08          0.0430             5,750,000
  Acme Associates, Inc.        10/14/03       10/14/08          0.0440            44,000,000
  Acme Associates, Inc.        11/03/03       11/03/08          0.0450             2,000,000
  Acme Associates, Inc.        11/21/03       11/21/08          0.0410             6,500,000
  Acme Associates, Inc.        12/17/03       12/17/08          0.0370            99,750,000
                                                                                --------------
      Subtotal                                                                   240,500,000
                                                                                --------------

                                                                                --------------
  Motorworld, Incorporated     12/26/03       12/26/07          0.0420            23,000,000
                                                                                --------------

                                                                                --------------
  Inframe, Inc.                01/23/03       01/23/08          0.0420            23,000,000
                                                                                --------------

  Avant Interactive, Inc.      02/11/03       02/11/08          0.0400             7,000,000
  Avant Interactive, Inc.      03/12/03       03/12/08          0.0310            13,500,000
  Avant Interactive, Inc.      04/03/03       04/03/08          0.0290             2,000,000
  Avant Interactive, Inc.      04/11/03       04/11/08          0.0310             2,000,000
                                                                                --------------
      Subtotal                                                                    24,500,000
                                                                                --------------

  Turbo Networks, Inc.         04/17/03       04/17/08          0.0370             2,000,000
  Turbo Networks, Inc.         05/22/03       05/22/08          0.0420            18,550,000
  Turbo Networks, Inc.         06/28/03       06/28/08          0.0400             2,000,000
                                                                                --------------
      Subtotal                                                                    22,550,000
                                                                                --------------

                                                                                --------------
  Maple Industries, Inc.       06/12/03       06/12/08          0.0440            23,000,000
                                                                                --------------

      Total                                                                      368,275,000
                                                                                ==============

(d) Carole Salkind disclaims beneficial ownership as to 5,000 shares held by her separated spouse. The stock certificate for such shares is in the possession of the Issuer. As of the date of this filing, the value of these shares is approximately $160. Carole Salkind also disclaims beneficial ownership as to 2,175,000 currently exercisable option shares held by her separated spouse.

                                 SCHEDULED 13D


CUSIP No.  62888Q109
           ---------


(e) Assumes the exercise in full of options granted to Acme Associates, Inc., a New Jersey corporation whose sole shareholder is Carole Salkind (refer to the table in footnote (c) above).

This Schedule 13D is jointly filed by Carole Salkind and Acme Associates, Inc. ("Acme" and, together with Carole Salkind, the "Reporting Persons").

Item 1.   Security and Issuer.

          This statement on Schedule 13D relates to the common stock, par value $0.01 per share, of the following issuer:

          NCT Group, Inc.
          20 Ketchum Street
          Westport, CT  06880.

          NCT is a Delaware corporation.

Item 2.   Identity and Background.

          1.  Carole Salkind

          Ms. Salkind is a shareholder of and an investor in NCT Group, Inc. and is the sole shareholder of Acme Associates, Inc. Ms. Salkind's present principal occupation is private investor. Her business address is P.O. Box 1292, Clifton, New Jersey 07012. Carole Salkind is a citizen of the United States of America.

          During the last five years, Carole Salkind has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          2.  Acme Associates, Inc.

          Acme is a New Jersey corporation. The principal activities of Acme are packaging and delivering interactive electronic products and providing management consulting services. The principal business address of Acme is 322 Green Pond Road, Hibernia, New Jersey 07842. Carole Salkind is the sole shareholder of Acme. Morton Salkind, the separated spouse of Carole Salkind, serves as President of Acme. Mr. Salkind's present principal occupation is President pf Acme Associaties, Inc. Mr.
          Salkind's  business  address  is 322 Green Pond  Road,  Hibernia,  New
          Jersey 07842. Mr. Salkind is a citizen of the United States of America.

          During the last five years, neither Acme nor Morton Salkind, its President, nor Carole Salkind, its sole shareholder, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a

                                 SCHEDULED 13D


CUSIP No.  62888Q109
           ---------

          judicial or administrative body of competent jurisdiction as a result of which it, he or she was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Carole Salkind purchased or acquired: (1) the notes convertible into NCT's common stock described in footnote (a) above in private placements under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"); (2) the warrants described in footnote
          (b) above in private placements under Section 4(2) of the Securities Act; (3) 4,303,425 shares of NCT's common stock upon conversion of a NCT convertible note in a private placement under Section 4(2) of the Securities Act; (4) 863,250 shares of NCT's common stock purchased in four open market transactions placed through the OTC Bulletin Board in 1999; (5) 2,685,000 shares of NCT's common stock purchased in various open market transactions prior to 1999 placed through the NASDAQ National Market System; (6) 6,857,143 shares of NCT's common stock in three private transactions with NCT under Section 4(2) of the Securities Act; (7) 1,000,000 shares of NCT's common stock acquired on September 10, 2001 in a private placement with NCT under Regulation D under the Securities Act for a purchase price of $93,000, or $0.093 per share; (8) 790,000 shares of NCT's common stock purchased in eight open market transactions placed through the OTC Bulletin Board on December 26, 27 and 28, 2001 at an aggregate price of $61,462, reflecting an average per share price of $0.0778; and (9) the options described in footnotes (c) and (d) above in private placements under
          Section 4(2) of the Securities Act. In each of these transactions, excluding the rollover of convertible notes in default, the warrant received by Carole Salkind on July 12, 2002, the warrant for 10,000,000 shares received by Carole Salkind on September 30, 2002 and the options granted, as outlined in footnotes (c) and (d) above, to Acme Associates, Inc.; Leben Care, Inc.; Stop Noise, Inc.; Motorworld, Incorporated; Inframe, Inc.; Avant Interactive, Inc.; Turbo Networks, Inc.; Maple Industries, Inc.; and Morton Salkind, Carole Salkind paid cash from personal funds. Carole Salkind paid for the warrant received on July 12, 2002 by the irrevocable waiver of all of her rights to exchange NCT notes for shares of common stock of Pro Tech Communications, Inc., a subsidiary of NCT. Carole Salkind paid for and received the warrant for 10,000,000 shares on September 30, 2002 by the irrevocable waiver of all of her rights to exercise a warrant for shares of common stock of Pro Tech Communications, Inc. The options described in footnote (c) above granted to each of Acme Associates, Inc.; Leben Care, Inc.; Stop Noise, Inc.; Motorworld, Incorporated;
          Inframe, Inc.; Avant Interactive, Inc.; Turbo Networks, Inc.; and Maple Industries, Inc., respectively, were in consideration of consulting services provided by each to NCT.

                                 SCHEDULED 13D


CUSIP No.  62888Q109
           ---------


Item 4.   Purpose of Transaction.

          The Reporting Persons have acquired, directly and beneficially, the NCT securities described in footnotes (a), (b), (c) and (d) above for investment purposes only with no view to acquire or otherwise exercise control of or over NCT. As noted in the Schedule 13D, Amendment No. 15, filed by her on December 21, 2001, Carole Salkind had determined to acquire up to 5,000,000 additional shares of common stock in open market purchases from time to time. To date, Carole Salkind has acquired 790,000 of the 5,000,000 shares of NCT common stock she has determined to acquire.

Item 5.   Interest in Securities of the Issuer.

          (a)       As of  June  30,  2004,  Carole  Salkind  beneficially  owns
          2,463,016,883 shares, or 79.8%, of the Issuer's common stock (the "Beneficially Owned Shares") consisting of (i) 16,498,818 shares of the Issuer's common stock; (ii) secured convertible notes of the Issuer whose aggregate outstanding principal amount as of June 30, 2004 is convertible, currently or within 60 days of June 30, 2004, into 1,225,968,223 shares of the Issuer's common stock; (iii) secured convertible notes of the Issuer whose aggregate outstanding interest accrued through June 30, 2004 is convertible, currently or within 60 days of June 30, 2004, into 16,548,008 shares of the Issuer's common stock; (iv) warrants of the Issuer exercisable, currently or within 60 days of June 30, 2004, for an aggregate of 832,465,753 shares of the Issuer's common stock; (v) options of the Issuer exercisable, currently or within 60 days of June 30, 2004, for 368,275,000 shares of the Issuer's common stock (see footnote (c) above); (vi) 2,180,000 shares of Issuer's common stock held by Carole Salkind's separated spouse Morton Salkind (2,175,000 under currently exercisable options - see footnote (d) above); and (vii) secured convertible notes of the issuer whose aggregate outstanding default penalty accrued through June 30, 2004 is convertible, currently or within 60 days of June 30, 2004, into 1,081,081 shares of the Issuer's common stock

          Acme Associates, Inc. beneficially owns 240,500,000 shares, or 27.3%, of the common stock of NCT by virtue of options to purchase 240,500,000 shares of common stock of NCT that are exercisable currently or within 60 days of June 30, 2004.

          (b) Carole Salkind has sole voting and disposition power of 2,092,561,883 Beneficially Owned Shares and shared voting and dispositive power of 356,500,000 Beneficially Owned Shares. See footnotes (a), (b), (c), (d) and (e) above.

          Acme Associates, Inc. has shared voting and disposition power over all 240,500,000 shares of common stock of NCT that Acme beneficially owns. See footnote (c) above.

          (c) Through June 30, 2004, Carole Salkind has funded Issuer an aggregate of $30,790,000 cash for Issuer's secured convertible notes (see footnote (a) above), of which $500,000 was converted into shares of NCT common stock and $250,000 was repaid. Further, Issuer defaulted on the repayment of notes as they matured and issued rollover notes to Carole Salkind, each comprised of the principal in default along with accrued interest (including interest calculated at a default rate of 13% after the maturity date, or demand for payment of a demand note, on the principal in default along with interest through maturity calculated at 8%) and default penalty (10% of the principal in

                                 SCHEDULED 13D


CUSIP No.  62888Q109
           ---------

          default). In some instances, Carole Salkind supplied NCT additional cash (included in the aggregate cash noted above) that was included in the rollover note.

          (d) Not applicable.

          (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationship
          With Respect to Securities of the Issuer.

          None.

Item 7.   Material to Be Filed as Exhibits.

          Exhibit 1. Joint Filer Agreement Pursuant to Rule 13d-1 between Carole Salkind and Acme Associates, Inc. dated June 28, 2003 filed with
          Schedule 13D as filed on December 19, 2003 and incorporated herein by reference.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 2004


                                                  /s/  Carole Salkind
                                                  ------------------------------
                                                       CAROLE SALKIND


                                                  ACME ASSOCIATES, INC.

                                                  By:  /s/  Carole Salkind
                                                  ------------------------------
                                                       Carole Salkind
                                                       Attorney-in-fact